CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Restates Fiscal 2008 Balance Sheet

March 5, 2010: CIBT Education Group Inc. (NYSE AMEX & TSXV symbol: MBA) reports that it has restated its previously issued balance sheet for the fiscal year ending August 31, 2008 to adjust the carrying value of Goodwill and Intangible assets.  These adjustments have not resulted in any significant changes to the company’s income statement.  The adjustments were necessary to properly reflect the carrying value of the company’s various acquisitions in 2007 and 2008.
To view the company’s EDGAR filings with the SEC, please go to: http://www.sec.gov

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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